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FILE NO. 82-4861

June 26, 2002

VIR AIR MAIL

02 JUL -3 AM 10:14

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Brief Statement of Accounts for the year ended March 31, 2002 (Consolidated) (dated May 16, 2002) (Excerpt translation)
- Notice on Acquisition by the Company of its Own Shares (dated May 16, 2002) (Translation)

Yours very truly,

7/15

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2002 (CONSOLIDATED)

May 16, 2002

Name of the Company:	MegaChips Corporation
Listing:	Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Name of prefecture where head office is located:	Osaka
Inquiries to be directed to:	Tetsuo Hikawa Director and Executive Officer, General Manager of Corporate Planning Tel. (06)-6399-2884
Date of meeting of the Board of Directors for settlement of accounts:	May 16, 2001
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. Consolidated business results for the year ended March 31, 2002 (April 1, 2001 through March 31, 2002):

(1) Consolidated operating results

(Note) Figures are stated by discarding fractions of one million yen.

	Year ended March 31, 2002	Year ended March 31, 2001
Sales	¥36,898 million (- 31.5 %)	¥53,851 million (42.7 %)
Operating profit	¥2,843 million (- 14.0 %)	¥3,306 million (56.4 %)
Ordinary profit	¥2,829 million (- 24.2 %)	¥3,731 million (68.8 %)
Profit for the year	¥1,647 million (- 11.7 %)	¥1,866 million (45.4 %)
Per-share profit for the year	¥67.02	¥75.87
Fully diluted earnings per share	¥ -	¥ -
Ratio of profit to net worth (owned capital) for the year	10.7%	13.3%
Ratio of ordinary profit to total liabilities and net worth	13.4%	17.4%
Ratio of ordinary profit to sales	7.7%	6.9%

(Notes)

1. Investment gain (loss) on equity method:

   Year ended March 31, 2002: ¥ -
   Year ended March 31, 2001: ¥ -

2. Average number of shares outstanding during the business year (consolidated):

   Year ended March 31, 2002: 24,577,952 shares
   Year ended March 31, 2001: 24,596,850 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the year indicate the rates of increase or decrease from the previous year.

(2) Consolidated financial condition

	Year ended March 31, 2002	2001
Total assets	¥20,712 million	¥21,638 million
Net worth (owned capital)	¥16,053 million	¥14,624 million
Ratio of net worth to total liabilities and net worth	77.5%	67.6%
Net worth (owned capital) per share	¥653.14	¥595.04
Note: Number of shares outstanding as of the end of the business year (consolidated):	24,578,412 shares	24,577,258 shares

(3) Consolidated cash flow condition

	Year ended March 31, 2002	2001
	(millions of yen)	
Cash flows from operating activities	¥6,021	¥1,616
Cash flows from investing activities	(961)	(28)
Cash flows from financing activities	(990)	(1,621)
Cash and cash equivalents at the end of the year	5,818	1,713

(4) Matters related to the consolidation and the scope of application of equity method

Number of consolidated subsidiaries:	2
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the consolidation and the scope of application of equity method

Consolidated subsidiaries
Included: 0
Excluded: 0

Companies subject to the equity method
Included: 0
Excluded: 0

2. Forecast of consolidated business results for the next year ending on March 31, 2003 (April 1, 2002 through March 31, 2003):

	First six months	Whole-year period
	(Millions of yen)	
Sales	¥15,200	¥37,500
Ordinary profit	820	3,240
Profit for the period	430	1,690

(Reference) Forecast of per-share profit for the period (whole-year period): ¥68.75

* The above forecast is based on the information available to management at the time they were made, and estimates involving uncertain factors likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments, market trends, and exchange rate fluctuations.

\- - - - -

STATE OF CORPORATE GROUP

The Company's corporate group (the "Group"), which comprises the Company (MegaChips Corporation) and its two subsidiaries and two affiliated companies, principally engages in the development, manufacture and sale of system LSIs and system products.

The content of operations of the Group and the positioning of the Company and its related companies in such operations are described below.

The business categories described herein are the same as those in the segment information by business category described in the "Notes to consolidated financial statements (segment information)".

(1) LSI business:

The principal lines of this business comprise customer-specific LSIs (ASIC) with optimal functions and performances for devices of specific customers and application-specific LSIs (ASSP) with optimal functions and performances for specific devices of unspecific customers. Additionally, the Company markets standard LSLs manufactured by its consigned semiconductor manufacturers.

Customer-specific LSIs..........These products are developed by the Company, manufactured by its consigned semiconductor manufacturers and marketed by the Company.

Application-specific LSIs......These products are developed by the Company, manufactured by its consigned semiconductor manufacturers and marketed by the Company.

Other LSIs.............................These products are developed and manufactured by the Company's consigned semiconductor manufacturers and marketed by the Company.

(2) System business:

The principal lines of this business comprise industrial system products for use in the industrial and business sectors and consumer system products for use in offices and households and by individuals, as well as other system products, including "rich media" services and authoring system products.

Industrial system products.....These products are developed by the Company, manufactured by its consigned manufacturers and marketed by the Company. Additionally, these products are marketed by its subsidiary MegaFusion Corporation in Japan and by its subsidiary Digital Image Inc. overseas.

Consumer system products....These products are developed by the Company, manufactured by its consigned manufacturers and marketed by the Company via its subsidiary

MegaFusion Corporation.

Other system products	With regard to "rich media" services, the Company develops hardware devices to be connected with networks. By using such devices, its subsidiary MegaFusion Corporation engages in technological development and integration services of the whole systems, including preparation and distribution of content. Authoring system products are developed and manufactured by system makers and marketed by MegaFusion Corporation.


Customers
Products (domestic)
Products (overseas)
Products (domestic)
Products (domestic)
Products (overseas)
Services (domestic)
Products (domestic)
(Consolidated Subsidiary) Digital Image, Inc.
(Affiliated company not subject to the equity method) Media Socket Inc.
(Consolidated Subsidiary) MegaFusion Corporation
Megachips Corporation
LSI business
Development Design Manufacture Sales
System business
Development Design Manufacture Sales
(Affiliated company not subject to the equity method) Steinberg Japan Inc.
LSI business
System business

State of related companies

Consolidated subsidiaries

Company	Location	Capital	Main business	Ratio of holding of voting rights	Relationship	Note
Digital Image, Inc.	CA, U.S.A.	$3,500 thousand	System business	87.1%	The subsidiary markets the Company's system products and related products and provides support services in North America. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	
MegaFusion Corporation	Chiyoda-ku, Tokyo	¥642,750 thousand	System business	49.8%	The subsidiary markets the Company's system products and related products and provides support and system integration services in Japan. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*1

(Notes)
1. In the column of main business, the segment names by business category are listed.
2. *1: The subsidiary files securities statements.

BUSINESS POLICY AND OPERATING RESULTS

1. Business Policy

(1) Basic management policy

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Company has conducted business based on its technological development capabilities as an R&D-oriented, fabless and high-tech enterprise, unique in Japan, since its incorporation in 1990. Its competitiveness derives from "Specialization" in products for specific customers and for application in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers, the business development based not on a factory platform relying on production capacity but on a technology platform relying on its competitive advantage in technology related with, and capability to develop, images, sounds and communications, and the showing of its "Uniqueness" by developing business which provides optimal solutions to its customers through integrating its systems and LSI knowledge.

Under such philosophy, the Company has pursued a basic policy of distributing returns to its investors by exerting efforts to show consistent growth and increase its value by taking the lead in providing unique system LSIs and system products in the market.

(2) Basic principles concerning the distribution of profits

The Company gives a top priority to distributing profits to the shareholders as an important policy of management and intends to follow a fundamental policy of maintaining the constant payment of dividends. With regard to the allocation of profits, while keeping internal reserves necessary for research and development activities to develop new products, future business development and strengthening of its corporate base, the Company intends to make stock splits (free issues of shares) and increase dividends, taking into consideration the future outlook of our industry and the dividend propensity. With regard to internal reserves, in preparation for any change in the business conditions expected to occur, the Company intends to make efficient investments to further improve research and development activities, expand its business base and build up its financial base.

(3) Attitude and policy on decrease in investment unit

To help develop the active equity market, the Company, as an important policy of management, gives a top priority to maintaining its investment unit that may allow individual investors to participate in the equity market. The Company intends to decrease its investment unit by taking into consideration its operating results and stock movements, as the necessity arises.

(4) Targeted management indexes

As targeted management indexes, the Company intends to place importance on consolidated return on equity (ROE), consolidated return on assets (ROA) and consolidated cash flows. On a non-consolidated basis, the Company, as an R&D-oriented company, has

defined the sum of per-head operating profit and per-head research and development expenses as per-head added value and intends to increase the per-head added value.

(5) The Company's medium- to long-term management strategy

As the 2001 edition of "White Paper on Telecommunications" declared the commencement of the broadband era, the prevalence of high-speed wired communications networks, such as ADSL (asymmetrical digital subscriber line), cable Internet and optical fibres, has accelerated and high-speed wireless communications networks, such as 3D cellular phones, among other things, have developed. Through these broadband networks, distribution of rich media content, or multiple information comprising characters, music, sounds, still images, videos, etc., and interactive services and communications fully utilizing such rich media information are beginning to spread on a full scale. The Company intends to exert efforts to expand its traditional business based on the technologies it has long cultivated in the fields of images, sounds and communications, as well as focus on system LSIs and system products applicable to such new services and take the lead in launching unique products, whereby building a stronger business base and keeping growing.

Additionally, a highly developed network society requires the Company to provide not only specific functions of hardware and software of LSIs and devices but also total solutions to needs for various services provided through the networks.

The Group intends to meet such needs of the times, by assigning to the Company the role of concentrating its resources on the research and development of system LSIs and system products required for collection, transmission and reading of rich media information and to its consolidated subsidiary MegaFusion Corporation the role of applying such products to develop and provide total systems required for rich media services covering content preparation and distribution systems to meet needs of content and service providers.

While the Company maintains its properties as a R&D-oriented company and MegaFusion Corporation takes advantage of its capability to plan and develop total systems in the application field and its capability to build business alliances across different fields to provide solutions to customers, the Group intends to support the continued growth by building up their respective strength. Furthermore, by sharing the Group's common strategy, the Company intends to add synergistic effects to operations, with the aim of maximizing its value and the Group's value.

(6) Future Challenges

The Japanese economy is expected to make no rapid recovery and be faced with more difficult conditions due to slow private spending and continued weak corporate capital investment. However, the rapid prevalence of broadband networks has made corporate activities more efficient and households and individuals accessible to a greater amount of information and brought about a true IT revolution in the whole society.

Under these circumstances, the Company intends to invest its resources with the clearly defined policy of selection and concentration to maintain and strengthen competitiveness of its system LSIs and system products as an R&D-oriented fabless company. Specifically, the Company intends to build up its technological platform in the field of images, sounds and communications. With regard to system LSIs, the Company intends to exert its

efforts to develop and market products, targeting game consoles, cellular phones, digital still cameras and digital TVs. With regard to system products, the Company intends to exert its efforts to develop and market image displaying equipment in the security and monitoring area based on its image processing technology, as well as rich media communication equipment applicable to broadband networks.

Furthermore, to cover content distribution and services that are expected to develop on a full scale in the broadband era, the Group intends to provide system LSIs and system products for use in such field, while MegaFusion Corporation, a consolidated subsidiary, will actively provide total solutions required for rich media services, covering content production, administration and transmission systems. Thus, the Group will contribute to materializing a real communication society and aggressively promote the development of higher value added business.

(7) Measures to incorporate more rules of corporate governance

The Company regards it as a great responsibility to its investors and interested parties to establish a sound and transparent management system and keep effective the rules of corporate governance. The Company has employed an executive officer system to secure adequate and quick decision-making by its Board of Directors upon full deliberations and clearly separate the duties of Directors to make managerial decisions and control the execution of business from the duties of executive officers to execute business. The Company also reports its financial status to its investors and interested parties timely and properly through its active IR (investor relations) and other activities and discloses without delay the occurrence of any important event relating to business and management of the Group, to enhance transparency of management.

2. Operating Results and Financial Position

<u>**Overview of the business year under review**</u>

(1) Overview of operating results as a whole

The Japanese economy during the business year under review remained in a persistent slump, as shown in a sharp decline in corporate earnings, severe employment situations, a slump in private spending and a sluggish stock market, due to the global IT slump.

In the electronic machinery and equipment industry in which the Group (the Company and its subsidiaries) belongs, in spite of the rapid spread of information networks represented by ADSL, among other things, the market for personal computers, portable information and other telecommunications devices and digital audio-visual (AV) equipment experienced very hard times.

Under these circumstances, the Group actively engaged in business activities by focusing its resources on the development of system LSIs in the areas of images, sounds and communications and exerted its efforts to develop and market customer-specific LSIs (ASIC), which are the basis of business of the Company, application-specific LSIs (ASSP), promising products, and system products equipped with its originally developed system LSIs. As a result, during the first half of the business year under review, demand for its LSIs and system products increased steadily and the Company achieved good results in spite of the severe

economic situations. During the second half of the year, however, demand for its LSIs and system products declined. Consequently, on a consolidated basis, the Company recorded poor results, with sales, ordinary profit and profit for the year, respectively accounting for ¥36,898 million (a 31.5% decrease from the previous business year), ¥2,829 million (a 24.2% decrease) and ¥1,647 million (an 11.7% decrease).

(2) Overview of operating results by segment

In the LSI business, consolidated sales of customer-specific LSIs (ASIC) amounted to ¥28,750 million (a 33.6% decrease from the previous business year) as demand for LSIs for storing game software (custom mask ROMs) and other system LSIs for use in conventional models decreased while demand for those for use in new models remained firm. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥3,714 million (a 9.5% decrease), due to a decrease in demand for conventional products while new products, such as one-chip LSIs for digital still cameras and image format conversion LSIs for digital cameras contributed to sales. Consequently, consolidated sales in the LSI business amounted to ¥32,465 million (a 32.4% decrease from the previous business year). Operating profit amounted to ¥4,450 million (a 1.7% increase) as new products with comparatively high profit margins contributed to sales.

In the system business, consolidated sales in the industrial system business amounted to ¥2,351 million (an 5.3% increase from the previous business year), due to an increase in sales of digital image recording and transmitting systems resulting from the advance of digitalization and aggressive business development in the security and monitoring field. In the consumer system business, consolidated sales amounted to ¥70 million (a 93.7% decrease) as the introduction of conventional products to customers was completed in the previous business year and the full-fledged launch of new products was postponed to the next business year. Consequently, consolidated sales in the system business as a whole, including sales in the authoring business and rich media services business of MegaFusion Corporation, which are classified as other systems, amounted to ¥4,432 million (a 23.7% decrease). Operating loss amounted to ¥668 million (a 287.7% increase).

(3) Distribution of profits

As a dividend for the business year under review, the Company intends to pay an annual dividend of ¥10 per share to the shareholders as of March 31, 2002.

(4) Prospect for operating results as a whole

During the next business year, the Japanese economy is expected to remain in difficult conditions due to a continued slump in private spending and continued slow capital investment in the private sector. The world economy is also expected to make no rapid recovery.

Under these circumstances, the Company intends to invest its resources with the clearly defined policy of selection and concentration to maintain and strengthen competitiveness of its system LSIs and system products as an R&D-oriented fabless company. Specifically, the Company intends to build up its technological platform in the field of images, sounds and communications. With regard to system LSIs, the Company intends to exert its

efforts to develop and market products, targeting game consoles, cellular phones, digital still cameras and digital TVs. With regard to system products, the Company intends to exert its efforts to develop and market image displaying equipment in the security and monitoring area based on its image processing technology, as well as rich media communication equipment applicable to broadband networks.

Furthermore, to cover content distribution and services that are expected to develop on a full scale in the broadband era, the Group intends to provide system LSIs and system products for use in such field, while MegaFusion Corporation, a consolidated subsidiary, will actively provide total solutions required for rich media services, covering content production, administration and transmission systems. Thus, the Group will contribute to materializing a real communication society and aggressively promote the development of higher value added business.

As a result of such efforts, for the whole next business year, consolidated sales, operating profit, ordinary profit and profit for the year are expected to account for ¥37,500 million (a 1.6% increase from the business year under review), ¥3,240 million (a 13.9% increase), ¥3,240 million (a 14.5% increase) and ¥1,690 million (a 2.6% increase), respectively.

The following is the forecast for consolidated sales by segment:

LSI business: ¥31,500 million (a 3.0% decrease from the business year under review)

System business: ¥6,000 million (a 35.4% increase)

(5) Prospect for the distribution of profits

As a dividend for the next business year, the Company, taking into consideration operating results for the next business year, future funding requirements and other factors, intends to continue to pay an annual dividend of ¥10 per share.

<u>Financial position</u>

State of cash flows

Cash flows from operating activities resulted in an increase of ¥6,021 million (an increase of ¥4,405 million from the previous business year), principally due to a decrease of ¥6,565 million of receivables due to decreased sales in the second half of the business year under review, though income before income taxes and others recorded ¥2,982 million (a 10.2% decrease).

Cash flows from investing activities resulted in a decrease of ¥961 million (an increase of ¥932 million from the previous business year) as cash outflows due to purchase of intangible fixed assets increased ¥574 million and inflows due to distribution of capital investment, etc. decreased ¥371 million. As a result, free cash flows, or the sum of cash flows from operating activities and cash flows from investing activities, resulted in an increase of ¥5,059 million (an increase of ¥3,472 million).

Cash flows from financing activities resulted in a decrease of ¥990 million (a decrease of ¥630 million from the previous business year) due to repayment of short-term debt of ¥1,650 million and the issuance of new shares upon listing of MegaFusion Corporation, a consolidated subsidiary, accounting for ¥907 million.

As a result, cash and cash equivalents increased ¥4,105 million to account for ¥5,818 million at the end of the year.

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

(thousands of yen)

	Year ended March 31, 2002 (as at March 31, 2002)	Year ended March 31, 2001 (as at March 31, 2001)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	5,818,869	1,713,239	4,105,629
2. Trade notes and trade accounts receivable	10,443,969	17,009,698	-6,565,728
3. Inventories	1,671,706	858,068	813,638
4. Deferred income taxes	179,164	208,051	-28,887
5. Others	67,444	103,556	-36,111
6. Allowance for doubtful receivables	-2,851	-6,161	3,310
Total current assets	18,178,304	19,886,452	-1,708,147
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	286,132	258,044	28,088
(2) Land	104,677	104,677	-
(3) Others	101,344	85,485	15,859
Total tangible fixed assets	492,155	448,207	43,947
2. Intangible fixed assets			
(1) Consolidation adjustment	-	27,710	-27,710
(2) Others	875,151	73,860	801,291
Total intangible fixed assets	875,151	101,570	773,581
3. Investments and other assets			
(1) Investment securities	362,405	274,015	88,390
(2) Prepaid pension cost	46,565	27,913	18,652
(3) Deferred income taxes	101,912	248,319	-146,406
(4) Others	656,439	652,504	3,935
Total investments and other assets	1,167,323	1,202,751	-35,428
Total fixed assets	2,534,630	1,752,529	782,101
TOTAL ASSETS	20,712,935	21,638,981	-926,046

(thousands of yen)

	Year ended March 31, 2002 (as at March 31, 2002)	Year ended March 31, 2001 (as at March 31, 2001)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	2,588,483	3,419,582	-831,098
2. Short-term loans payable	50,000	1,700,000	-1,650,000
3. Accrued corporate income taxes	460,082	919,521	-459,438
4. Allowance for bonuses	164,403	174,402	-9,998
5. Others	440,271	417,376	22,894
Total current liabilities	3,703,241	6,630,882	-2,927,641
II. Fixed liabilities			
1. Reserve for employee severance allowances	14,840	10,546	4,293
2. Provision for officers' retirement allowances	167,595	148,356	19,239
3. Others	1,430	1,275	155
Total fixed liabilities	183,866	160,178	23,688
Total liabilities	3,887,107	6,791,061	-2,903,953
MINORITY INTEREST			
Minority interest	772,531	223,311	549,220
SHAREHOLDERS' EQUITY			
I. Capital	4,840,313	4,840,313	-
II. Capital reserve	5,936,081	5,936,081	-
III. Consolidated surplus	5,655,426	4,336,825	1,318,601
IV. Revaluation difference of other securities	70,428	-	70,428
V. Translation adjustment	9,102	-23,986	33,089
	16,511,352	15,089,233	1,422,119
VI. Treasury stock	-458,057	-464,624	6,567
Total shareholders' equity	16,053,295	14,624,608	1,428,686
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	20,712,935	21,638,981	-926,046

2. Consolidated Profit and Loss Statements

(thousands of yen)

	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Increase or decrease
I. Sales	36,898,519	53,851,374	(16,952,854)
II. Cost of sales	30,164,316	47,225,781	(17,061,465)
Gross profit on sales	6,734,202	6,625,592	108,610
III. Selling, general and administrative expenses	3,890,210	3,319,418	570,792
Operating profit	2,843,992	3,306,174	(462,182)
VI. Non-operating profit	46,274	524,214	(477,939)
1. Interest received	6,937	6,483	
2. Income from investments in partnership	14,560	444,386	
3. Gain on sale of investment securities	-	55,198	
4. Refund Premiums	6,044	-	
5. Transfer back from allowance for doubtful receivables	5,243	-	
6. Exchange gain	9,477	-	
7. Miscellaneous income	4,010	18,144	
V. Non-operating expenses	60,500	98,603	(38,102)
1. Interest paid	4,191	31,661	
2. Interest on commercial paper	1,623	-	
3. Loss from sale of trade notes	2,032	25,356	
4. Stock issue costs	15,936	805	
5. Expense of IPO	25,075	-	
6. Valuation loss of merchandize	-	9,954	
7. Miscellaneous losses	11,640	30,824	
Ordinary profit	2,829,766	3,731,785	(902,018)
VI. Special income	423,466	171,136	252,329
1. Transfer back from allowance for doubtful receivables	-	111,707	
2. Effect of change of accounting for employee severance allowances	-	26,843	
3. Gain from fluctuations of interest	423,466	32,585	
VII. Special loss	270,747	580,772	(310,025)
1. Loss from disposition of LSI products	12,763	-	
2. Loss from disposition of system products	54,959	259,696	
3. Loss from disposition of projects	110,000	-	
4. Loss from sale of investment securities	36,000	-	
5. Valuation loss of investment securities	39,609	226,879	
6. Loss from liquidation of related companies	-	75,422	
7. Valuation loss of golf club membership	-	18,773	
8. One-time write-off of consolidation adjustment	17,414		
Income before income taxes and others	2,982,485	3,322,149	(339,663)

Corporate income taxes, inhabitant taxes and enterprise taxes	1,174,985	1,696,909	(521,923)
Interperiod tax allocation	124,293	(266,590)	390,884
Minority interest in net profit/loss	35,821	25,490	10,331
Profit for the year	1,647,384	1,866,340	(218,955)

3. Consolidated Surplus Statements

(thousands of yen)

	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)		Increase or decrease
I. Beginning balance of consolidated surplus		4,336,825		2,751,198	1,585,627
II. Decrease in consolidated surplus					
1. Decrease in surplus due to merger of consolidated subsidiary	-		23,427		
2. Cash dividends	245,772		197,285		
3. Bonuses for officers	83,011	328,783	60,000	280,713	48,070
III. Profit for the year		1,647,384		1,866,340	(218,955)
IV. Ending balance of consolidated surplus		5,655,426		4,336,825	1,318,601

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Increase or Decrease
I. Cash flows from operating activities			
Income before income taxes and others	2,982,485	3,322,149	(339,663)
Depreciation	107,371	133,641	(26,270)
Amortization of long-term prepaid expenses	90,479	140,952	(50,473)
One-time write-off of consolidation adjustment	17,414	-	17,414
Loss on disposition of fixed assets	1,674	7,641	(5,966)
Gain on fluctuations of interest	(423,466)	(32,585)	(390,880)
Decrease in allowance for doubtful accounts	(3,310)	(111,864)	108,553
Increase/(decrease) in allowance for bonuses	(9,998)	41,024	(51,023)
Decrease in reserve for employee severance benefits	-	(13,176)	13,176
Increase in reserve for employee severance allowances	4,293	10,546	(6,253)
Increase in prepaid pension cost	(18,652)	(27,913)	9,261
Increase in reserve for officers' retirement allowances	19,239	51,030	(31,791)
Interest and dividend income	(6,969)	(6,598)	(371)
Gain on sale of investment securities	-	(55,198)	55,198
Income from investments in partnership	(14,560)	(444,386)	429,826
Exchange gain	(9,670)	(6,334)	(3,336)
Interest expense	4,191	31,661	(27,469)
Interest on commercial paper	1,623	-	1,623
Stock issue expenses	15,936	805	15,130
Expense of IPO	25,075	-	25,075
Loss from disposition of system products	7,987	336,096	(328,109)
Loss from sale of investment securities	36,000	-	36,000
Valuation loss of investment securities	39,609	226,879	(187,270)
Loss from liquidation of related companies	-	75,422	(75,422)
Valuation loss of golf club membership	-	18,773	(18,773)
Decrease in receivables	6,565,728	988,347	5,577,380
Increase in inventories	(813,638)	(382,044)	(431,594)
Decrease in trade payables	(831,098)	(882,615)	51,517
Officers' bonuses paid	(89,150)	(60,000)	(29,150)
(Increase)/decrease in other current assets	35,445	(33,396)	68,842
Decrease in other current liabilities	(92,817)	(233,220)	140,402
Others	12,933	22,063	(9,129)
Subtotal	7,654,158	3,117,702	4,536,455
Interest and dividend income	6,951	6,667	283
Interest paid	(5,202)	(32,984)	27,782
Corporate income taxes paid	(1,634,424)	(1,475,250)	(159,173)
Net cash provided by operating activities	6,021,482	1,616,134	4,405,347
II. Cash flows from investing activities			
Withdrawal of time deposits	-	101,000	(101,000)
Purchase of tangible fixed assets	(128,256)	(211,305)	83,049
Purchase of intangible fixed assets	(777,595)	(203,145)	(574,450)
Sale of intangible fixed assets	12,000		12,000
Purchase of investment securities	(56,000)	(250,569)	194,569
Sale of investment securities	9,390	119,550	(110,160)
Distribution of capital investment	54,593	425,762	(371,169)

	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Increase or Decrease
Paid for long-term prepaid expenses	(77,213)	(78,490)	1,276
Guarantee	(5,774)	(72,685)	66,910
Refund of guarantee	4,350	117,462	(113,111)
Refund premiums	2,868	38,271	(35,403)
Others	155	(14,848)	15,003
Net cash provided by investing activities	(961,482)	(28,998)	(932,484)
III. Cash flows from financing activities			
Net decrease in short-term debt	(1,650,000)	(825,000)	(825,000)
Repayment of long-term debt	-	(170,968)	170,968
Redemption of bonds	-	(1,000)	1,000
Issuance of shares to minority shareholders	907,587	35,194	872,393
Net (increase) / decrease in treasury stock	3,130	(462,446)	465,577
Cash dividends by parent company	(245,396)	(197,020)	(48,376)
Cash dividends to minority shareholders	(6,281)	-	(6,281)
Net cash provided by financing activities	(990,959)	(1,621,241)	630,281
IV. Translation gain/loss related to cash and cash equivalents	36,589	17,566	19,023
V. Net change in cash and cash equivalents	4,105,629	(16,538)	4,122,167
VI. Cash and cash equivalents at beginning of year	1,713,239	1,692,620	20,619
VII. Increase in cash and cash equivalents related to merger of consolidated subsidiary	-	37,158	(37,158)
VIII. Cash and cash equivalents at end of year	5,818,869	1,713,239	4,105,629

(Translation)

May 16, 2002

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, responsible for Corporate Planning
(TEL 06-6399-2884)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 16, 2002, resolved that the Company would gain authorization to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan at the Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2002, as described below:

Description

1. Reason for gaining authorization for the acquisition of its own shares from the General Meeting of Shareholders:

To enable itself to carry out management with agility in response to changing economic conditions, the Company has stipulated in its Articles of Incorporation that it may, by resolution of the Board of Directors, acquire its own shares for the cancellation thereof in accordance with the "Law Concerning Special Exceptions to the Commercial Code Relating to the Cancellation of Shares" of Japan. However, as the said Law was repealed, the Company desires to gain authorization by resolution of the General Meeting of Shareholders in advance for the acquisition of its own shares.

2. Details of the acquisition:

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: (Not exceeding) 500,000 shares
(Ratio thereof to the total number of issued shares: 2.02%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥2,000,000,000

(Notes)

1. The details described above shall be subject to the approval and adoption of the "Proposition on the Acquisition by the Company of its Own Shares" at the Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2002.

2. The approval and adoption of the proposition will only secure a framework for the Company to acquire its own shares. The necessity and concrete method therefor will be determined by the Board of Directors as the need be, by taking into consideration the future economic conditions, management environments and other factors.

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